Issuer Free Writing Prospectus

(Relating to Preliminary Prospectus Supplement

Dated October 1, 2019)

Filed Pursuant to Rule 433(d)

Registration No. 333-225916

MIDAMERICAN ENERGY COMPANY

FINAL PRICING TERM SHEET

October 1, 2019

Issuer:	MidAmerican Energy Company

Legal Format:	SEC-Registered

Issue:	3.65% First Mortgage Bonds due 2029 (the “2029 Bonds”)

3.15% First Mortgage Bonds due 2050 (the “2050 Bonds”)

Offering Size:	$250,000,000 in aggregate principal amount of the 2029 Bonds. The 2029 Bonds constitute a further issuance of, are consolidated and form a single series with, have identical terms (other than the date of issuance, public offering price, initial interest accrual date and initial interest payment date) and have the same CUSIP number as our $600,000,000 aggregate principal amount of existing 3.65% First Mortgage Bonds due 2029 issued on January 9, 2019. Upon completion of this offering, the aggregate principal amount of outstanding 3.65% First Mortgage Bonds due 2029 will be $850,000,000.

$600,000,000 in aggregate principal amount (2050 Bonds)

Net Proceeds (before expenses) to Issuer:	$274,247,500 (2029 Bonds) $591,816,000 (2050 Bonds)

Coupon and Coupon Payment Dates:

3.65% per annum, payable semi-annually on each April 15 and October 15, commencing April 15, 2020 (2029 Bonds)

3.15% per annum, payable semi-annually on each April 15 and October 15, commencing April 15, 2020 (2050 Bonds)

Trade Date:	October 1, 2019

Settlement Date:	October 15, 2019 (T+9)

It is expected that delivery of the 2029 Bonds and the 2050 Bonds (collectively, the “First Mortgage Bonds”) will be made to investors on or about October 15, 2019, which will be the ninth business day following the date hereof (such settlement being referred to as “T+9”). Under Rule 15c6-1 of the United States Securities Exchange Act of

1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the First Mortgage Bonds on the date of pricing of the First Mortgage Bonds or the next six succeeding business days will be required, by virtue of the fact that the First Mortgage Bonds initially will settle in T+9, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

Maturity Date:	April 15, 2029 (2029 Bonds)

April 15, 2050 (2050 Bonds)

Benchmark Treasury:	UST 1.625% due August 15, 2029 (2029 Bonds)

UST 2.875% due May 15, 2049 (2050 Bonds)

Benchmark Treasury Yield:	1.652% (2029 Bonds)

2.109% (2050 Bonds)

Spread to Benchmark Treasury:	+75 basis points (2029 Bonds)

+107 basis points (2050 Bonds)

Re-offer Yield:	2.402% (2029 Bonds)

3.179% (2050 Bonds)

Price to Public:	110.299% of the principal amount (2029 Bonds)

99.436% of the principal amount (2050 Bonds)

Expected Ratings[1]:	Aa2 by Moody’s Investors Service, Inc.
A+ by S&P Global Ratings

Optional Redemption:	Prior to January 15, 2029 (the date that is three months prior to the maturity date) (the “2029 Par Call Date”), the 2029 bonds will be redeemable, in whole or in part from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the 2029 bonds being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2029 bonds being redeemed that would be due if the maturity date of such 2029 bonds were the 2029 Par Call Date (not including any portion of any payments of interest accrued to, but not including, the redemption date), discounted to the redemption date on a semi-annual basis at the

[1]

These expected securities ratings have been provided by Moody’s Investors Service, Inc. and S&P Global Ratings. None of these ratings are a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating. No report of any rating agency is incorporated by reference herein.

Treasury Rate, plus 15 basis points (the “2029 Make-Whole Amount”); plus, in either case, accrued and unpaid interest to the redemption date. On or after the 2029 Par Call Date, the 2029 bonds will be redeemable at a redemption price equal to 100% of the principal amount of the 2029 bonds being redeemed, plus accrued and unpaid interest to the redemption date (2029 bonds).

Prior to October 15, 2049 (the date that is six months prior to the maturity date) (the “2050 Par Call Date”), the 2050 bonds will be redeemable, in whole at any time or in part from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the 2050 bonds being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2050 bonds being redeemed that would be due if the maturity date of such 2050 bonds were the 2050 Par Call Date (not including any portion of any payments of interest accrued to, but not including, the redemption date), discounted to the redemption date on a semi-annual basis at the Treasury Rate, plus 20 basis points (the “2050 Make-Whole Amount”); plus, in either case, accrued and unpaid interest to the redemption date. On or after the 2050 Par Call Date, the 2050 bonds will be redeemable at a redemption price equal to 100% of the principal amount of the 2050 bonds being redeemed, plus accrued and unpaid interest to the redemption date (2050 bonds).

Joint Book-Running Managers:	Citigroup Global Markets Inc.
Mizuho Securities USA LLC
MUFG Securities Americas Inc.
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC Scotia Capital (USA) Inc.

Co-Managers:	BNP Paribas Securities Corp.
nabSecurities, LLC
PNC Capital Markets LLC
RBC Capital Markets, LLC
Santander Investment Securities Inc.
SMBC Nikko Securities America, Inc.
The Williams Capital Group, L.P.

CUSIP:	595620AT2 (2029 Bonds)

595620AV7 (2050 Bonds)

ISIN:	US595620AT22 (2029 Bonds)

US595620AV77 (2050 Bonds)

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146; Mizuho Securities USA LLC toll-free at 1-866-271-7403; MUFG Securities Americas Inc. toll-free at 1-877-649-6848; U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607; or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.